Exhibit 99.2

7 February 2007	James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The Manager	The liability of members is limited
Company Announcements Office
Australian Stock Exchange Limited	Atrium 8th Floor
20 Bridge Street	Strawinskylaan 3077
SYDNEY NSW 2000	1077 ZX Amsterdam,
The Netherlands

	Telephone:	31-20-301 2980
	Fax:	31-20-404 2544
Dear Sir
Results of voting at Extraordinary General Meeting
Please see attached a letter providing the results of voting on the resolutions before the Extraordinary General Meeting held in Amsterdam, The Netherlands, today (9.30am AEDT).
Yours faithfully
Benjamin P Butterfield
Company Secretary

7 February 2007	James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The Manager	The liability of members is limited
Company Announcements Office
Australian Stock Exchange Limited	Atrium 8th Floor
20 Bridge Street	Strawinskylaan 3077
SYDNEY NSW 2000	1077 ZX Amsterdam,
The Netherlands

	Telephone:	31-20-301 2980
	Fax:	31-20-404 2544
Dear Sir
Resolutions put to Extraordinary General Meeting
Pursuant to Listing Rule 3.13.3, we advise that all resolutions set out in the Notice of Extraordinary Meetings dated 18 December 2006 were carried at the Extraordinary General Meeting of the Company held today in Amsterdam, The Netherlands.
Details of votes cast are set out below:

Resolution	For	Against	Abstain
1 - Approval of matters related to the FFA	276,080,407	119,531	856,148

2(a) — Re-election of Brian Anderson	273,302,298	73,801	1,137,071

2 (b) — Re-election of Don DeFosset	273,253,142	85,610	1,135,763

2 (c) — Election of Michael Hammes	273,218,110	90,451	1,191,568

2 (d) — Election of Rudy van der Meer	268,603,707	3,005,570	1,326,478
Yours faithfully
Benjamin P Butterfield
Company Secretary